				Exhibit 12
INGERSOLL-RAND PUBLIC LIMITED COMPANY
COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Millions)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings (loss) from continuing operations before income taxes	$1,209.4	$829.6	$848.0	$188.6	$620.3
(Earnings) losses from equity method investees	(19.1)	(6.1)	(1.7)	(5.6)	(9.7)
Sub-total	1,190.3	823.5	846.3	183.0	610.6

Fixed charges	282.5	333.9	308.0	342.8	336.4
Dividend from equity method investees	39.9	10.3	53.6	11.0	12.3
Capitalized interest	—	(0.1)	(0.3)	(0.1)	—
Total earnings (loss)	$1,512.7	$1,167.6	$1,207.6	$536.7	$959.3

Fixed charges:
Interest expense *	$225.3	$278.8	$252.0	$278.6	$281.4
Capitalized interest	—	0.1	0.3	0.1	—
Rentals (one-third of rentals)	57.2	55.0	55.7	64.1	55.0
Total fixed charges	$282.5	$333.9	$308.0	$342.8	$336.4

Ratio of earnings to fixed charges	5.4	3.5	3.9	1.6	2.9

* Includes interest expense on all third-party indebtedness, and excludes interest related to unrecognized tax benefits which is reported as income tax expense.

The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated where earnings consists of (1) earnings from continuing operations before income taxes (excluding earnings from equity investments) plus (2) fixed charges less interest capitalized for the period. Fixed charges consist of (a) interest, whether expensed or capitalized, on all indebtedness, (b) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (c) an interest component representing the estimated portion of rental expense that management believes is attributable to interest.